July 30, 2004

For further information,
Contact: James L. Ryan
Bank of Walnut Creek
(925) 932-5353 Ext. 200

Walnut Creek, CA . . .

BWC FINANCIAL CORP. DECLARES CASH DIVIDEND

BWC Financial Corp. announced that its Board of Directors has declared a quarterly cash dividend of $0.06 per share to be distributed on or about August 16, 2004, to shareholders of record as of August 6, 2004.

BWC Financial Corp. is the holding company for Bank of Walnut Creek and BWC Mortgage Services. Founded in 1980, the Bank's headquarters and main office are at 1400 Civic Drive, Walnut Creek. Additional branch offices are in Orinda, San Ramon, Danville, Pleasanton, and Livermore, with a regional commercial banking office in San Jose. BWC Mortgage Services, with headquarters at 3130 Crow Canyon Place in San Ramon, has mortgage consultants in each of the Bank's branch offices and additional offices in Tahoe City and Reno.

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Nasdaq: BWCF
http://www.bowc.com